Mail Stop 3561

July 10, 2008

Edward E. Cohen
Chief Executive Officer of the General Partner
Atlas Pipeline Holdings, L.P.
1550 Coraopolis Heights Road
Moon Township, PA 15108

Re: Atlas Pipeline Holdings, L.P.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed March 3, 2008
File No. 1-32953
Atlas Pipeline Partners, L.P.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed February 29, 2008
Form 8-K Filed September 14, 2007
File No.'s 1-14998

Dear Mr. Cohen:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Reviewer